Exhibit 99(b)

TEXAS COMPETITIVE ELECTRIC HOLDINGS COMPANY LLC CONSOLIDATED,
A DEBTOR-IN-POSSESSION
CONSOLIDATED EBITDA RECONCILIATION
(millions of dollars)

	Year Ended December 31,
	2015	2014
Net loss	$(4,677)	$(5,443)
Income tax benefit	(879)	(1,911)
Interest expense and related charges	1,289	864
Depreciation and amortization	852	839
EBITDA	$(3,415)	$(5,651)
Amortization of nuclear fuel	146	97
Purchase accounting adjustments (a)	(16)	16
Impairment and write-down of other assets	2,626	4,940
Impairment of goodwill	2,200	1,600
EBITDA amount attributable to consolidated unrestricted subsidiaries	(26)	(16)
Unrealized net (gain) loss resulting from hedging transactions	(119)	13
Noncash realized gain on termination of natural gas hedging positions	—	(117)
Transition and business optimization costs	14	11
Reorganization items (b)	101	520
Restructuring and other	17	(1)
Expenses incurred to upgrade or expand a generation station (c)	100	20
Additional prescribed EBITDA (d)	—	360
Expenses related to unplanned generation station outages	—	79
Consolidated EBITDA	$1,628	$1,871
___________

(a)
Purchase accounting adjustments include amortization of the intangible net asset value of retail and wholesale power sales agreements, environmental credits, coal purchase contracts, nuclear fuel contracts and power purchase agreements and the stepped up value of nuclear fuel. Also include certain credits and gains on asset sales not recognized in net income due to purchase accounting.

(b)	Reorganization items includes expenses and income directly associated with the Chapter 11 Cases.

(c)	Expenses incurred to upgrade or expand a generation station represent noncapital outage costs.

(d)
In accordance with the TCEH DIP Facility agreement, the year ended December 31, 2014 results are comprised of May through December 2014 actual results plus additional prescribed consolidated EBITDA amounts for fiscal quarter ended March 31, 2014 and April 2014.